UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

MONTEREY GOURMET FOODS, INC.

(Name of Subject Company)

MONTEREY GOURMET FOODS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

612570101

(CUSIP Number of Class of Securities)

Eric C. Eddings

Chief Executive Officer

Monterey Gourmet Foods, Inc.

1528 Moffett Street

Salinas, California 93905

(831) 753-6262

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert W. Shapiro, Esq.

Shapiro Buchman Provine LLP

1333 No. California Blvd., Suite 350

Walnut Creek, California 94596

(925) 944-9700

and

Gary D. Gilson, Esq.

Husch Blackwell Sanders LLP

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

(816) 983-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 2 (this “Amendment No. 2”) further amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on November 10, 2009 (as amended from time to time, the “Schedule 14D-9”) by Monterey Gourmet Foods, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer which was commenced by Pulmuone Cornerstone Corporation, a Delaware corporation (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (together with the Common Stock, the “Shares”), at a price of $2.70 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer was made in connection with the Agreement and Plan of Merger, dated as of October 8, 2009 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Pulmuone U.S.A., Inc., a California corporation and Purchaser’s sole stockholder (“Parent”), Purchaser and the Company, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.

The information in this Amendment No. 2 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

You should read this Amendment No. 2 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3(a), “Arrangements with Current Executive Officers, Directors and Affiliates of the Company-Interests of Certain Persons,” is hereby amended and supplemented by adding the following paragraph after note (3) on page 5 of the Schedule 14D-9:

“Post-Transaction Employment Arrangement

Subsequent to the execution of the Merger Agreement, Parent and Mr. Eddings had several discussions regarding the possibility of his remaining employed at the Company after the closing of the Offer and the Merger on terms that would supersede the terms of his existing employment and change in control severance agreements with the Company, which are described at page 4 of this Schedule 14D-9, and that would result in his foregoing the benefits under these existing agreements.

While no agreement has been reached, and no formal employment agreement has been executed, the parties discussed the following proposed terms: (i) a base salary of $328,000 for fiscal year 2010, subject to a 3% increase in the event certain performance thresholds are achieved, (ii) a signing bonus of $425,000, (iii) certain additional incentive compensation based upon the achievement of certain performance thresholds to be payable in the form of a cash bonus and phantom stock options, (iv) minimum severance equal to one year base salary, and (v) an initial three-year term. We cannot assure you if or when any such agreement will be reached, or whether the terms of any such agreement would be the same as described in this paragraph.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4(b), “Background of the Transaction,” is hereby amended and supplemented by adding the following sentence to the fifth complete paragraph on page 10 of the Schedule 14D-9:

“William Blair had provided no services to the Company prior to this engagement.”

Item 4(b), “Background of the Transaction,” is hereby amended and supplemented by inserting the following sentences following the last sentence of the fifth paragraph on page 17 of the Schedule 14D-9:

“Mr. Tunstall consulted with executive management of Wildwood Natural Foods, Inc. on various strategic issues from 1998 to 2001. He joined the board of directors of its successor, Wildwood Harvest Foods, Inc. (“Wildwood Harvest”), in 2001 and resigned from that board in February 2003. On March 13, 2003, he was appointed as co-CEO of Wildwood Harvest and served in that capacity until November 31, 2003. During his tenure with these entities, he had no contact with any representative of Parent.”

Item 4(b), “Background of the Transaction,” is hereby amended and supplemented by adding the following as the second paragraph on page 20 of the Schedule 14D-9:

“Representatives of the Company and Parent continued their discussions regarding the Company’s growth potential and strategic direction, including without limitation the historic role of its management team. During this period, Parent indicated to Mr. Eddings that it was considering the possibility of his continued employment at the Company after the closing of the Offer and the Merger.”

Item 4(b), “Background of the Transaction,” is hereby amended and supplemented by adding the following as the sixth paragraph on page 21 of the Schedule 14D-9:

“During this period, Parent and Mr. Eddings discussed the possibility of Mr. Eddings’ continued employment at the Company after the closing of the Offer and the Merger.”

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The first full paragraph of Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is hereby amended and supplemented by deleting the last sentence and replacing it with the following sentence:

“In the past, beginning in May 2008, William Blair has provided services to the Company unrelated to the Offer and the Merger, including certain investment banking services in connection with the Company’s analysis of its various strategic and financial options.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 4, 2009	MONTEREY GOURMET FOODS, INC.

		By:	/S/ ERIC C. EDDINGS
		Name:	Eric C. Eddings
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 10, 2009.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(2)*	Letter to Stockholders from the Chairman of the Board of the Company, dated November 10, 2009.

(a)(5)(A)*	Form of Summary Advertisement, dated November 10, 2009.

(a)(5)(B)*	Press Release, dated October 8, 2009, of the Company regarding execution of the Agreement and Plan of Merger.

(e)(1)*	Agreement and Plan of Merger, dated as of October 8, 2009, by and among Parent, Purchaser and the Company.

(e)(2)(A)*	Employment Agreement, dated as of September 15, 2006, by and between the Company and Eric C. Eddings.

(e)(2)(B)*	Form of Change in Control Severance Agreement.

(e)(3)*	Confidentiality Agreement, dated as of May 27, 2009, by and between the Company and Pulmuone Holdings.

(g)(1)*	Section 262 of the Delaware General Corporation Law.

*	Previously filed.